UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 2-E AMENDED

REPORT PURSUANT TO RULE 609 OF REGULATION E

1.

Name of Issuer

DigitalTown, Inc. f.k.a BDC Capital, Inc.

2.

Name of underwriter

None

3.

Date of this report

December 11, 2009

4.

(a)

Date offering commenced

January 3, 2005

(b)

Date offering completed, if completed

January 2, 2006

(c)

If offering has not commenced, state reasons briefly

5.

(a)

Total number of shares or other units offered hereunder

500,000,000 shares maximum offering

(b)

Number of such shares or other units sold from commencement of offering to date    360,878,150

(c)

Number of such shares or other units still being offered

139,121,850 shares maximum

6.

(a)

Total amount received from public from commencement of offering to date

$3,608,781.50

(b)

Underwriting discount allowed

$

0.00

(c)

Expenses paid to or for the account of the underwriters

$

0.00

(d)

Other expenses paid to date by or for the account of the issuer

1.

Legal (including organization)

$

6,060.00

2.

Accounting

$

26,870.00

3.

Printing and advertising

$

0.00

4.

Other

$

0.00

(e)

Total costs and expenses (b), (c) and (d))

$  32,930.00

(f)

Proceeds to issuer after above deductions ((a) minus (e))

$3,575,851.50
(subscriptions allow for the payment of the proceeds over time, so the Company did not receive all proceeds at the time of sale)

7.

State briefly the nature and extent of each type of the issuer’s principal activities to date.

BDC Capital, Inc. currently has one investment portfolio company, 100% wholly own BDC Partners, Inc. which has its website at www.bdcpartners.com

BDC Partners, Inc. is a private company founded in 2004. Located in Minneapolis it is a wholly own subsidiary of BDC Capital, Inc (www.bdccapital.com). It has a unique, multidisciplinary technology process paired with an intellectual property revenue-focused business model. While most company's are in the business of technology products (including start-ups that design and manufacture products), BDC Partners owns pure intellectual property with recurring revenues, creating, funding and commercializing innovative new ideas.

8.

State whether the offering has been discontinued, and if so, state the date and describe briefly the reasons for such discontinuance.

The offer completed on January 3, 2006.  The company has also withdrawn its registration as a BDC as of August 31, 2006.

9.

List the names and address of all brokers and dealers who have, to the knowledge of the issuer or underwriters, participated in the distribution of the securities offered during the period covered by this report.

No brokers/dealers have participated in this offering.

DIGITALTOWN, INC.

(Issuer)

Date December 14, 2009

By:  /s/ Richard Pomije, CEO

(Name and Title)